UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023 (Report No. 7)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 25, 2023, Brenmiller Energy Ltd. (the “Company”) issued a press release titled “Brenmiller Energy Ltd. announces a postponement of the Series 3 Tradable Warrants Holders meeting to July 3, 2023”, a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (the “Report”).

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-272377) and Form S-8 (Registration No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by the Company on June 25, 2023 titled “Brenmiller Energy Ltd. announces a postponement of the Series 3 Tradable Warrants Holders meeting to July 3, 2023”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 26, 2023	By:	/s/ Ofir Zimmerman
	Name:	Ofir Zimmerman
	Title:	Chief Financial Officer

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